TRANSAX INTERNATIONAL LIMITED
South Part 1-101
Nanshe Area, Pengnan Industrial Park
North Yingbinbei Road
Waisha Town, Longhu District
Shantou, Guangdong, China 515023

Telephone (86) 75483238888

March 5, 2012

‘CORRESP’

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.   20549

Attention:	Max A. Webb, Assistant Director
J. Nolan McWilliams
Jeffrey Sears
Lyn Shenk, Accounting Branch Chief

Re:	Transax International Limited (the “Company”)
Amendment No. 1 to Form 8-K
Filed February 8, 2012
File No. 000-27845

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated February 23, 2012 on the above-referenced filing.  Following are the Company’s responses to such comments.  Contemporaneously, the Company has filed a Form 8-K/A (Amendment No. 2) which contains the revisions set forth below.

Form 8-K/A filed February 8, 2012

General

1.
We note your response to prior comment 26 and your revised disclosure that you conduct operations through both BT Brunei and BT Shantou.  In this regard, we also note your disclosure on page 27 that the increase in your revenues for the nine months ended September 30, 2011 "was primarily due to revenues from BT Brunei sales following our acquisition of that company…." Please reconcile this disclosure with your disclosure on page 4 that BT Brunei was formed April 13, 2011 solely for the purposes of the “second step” of your efforts to reorganize in order to acquire a U.S. public shell company.  Please revise throughout your document by clarifying and explaining in detail the nature of BT Brunei’s operations.  To the extent there are unique risks because you conduct operations through a Brunei company, please revise your risk factor section accordingly.

RESPONSE: The Company has revised the disclosure in Amendment No. 2 to further expand the reason BT Brunei was organized and the nature of its operations.  Please see pages 4, 5, 10, 26, 27 and 28.  Upon consideration, the Company does not believe any additional risk factors are necessary related to the conduct of a portion of its operations through BT Brunei.

Risk Factors Relating to Our Business

“A limited number of customers historically account for a large portion of our revenues…," page 16

2.
We note that the disclosure in this risk factor regarding the percentage of reported revenue attributable to each of your principal customers does not agree to the disclosure provided in Note 14 to your financial statements.  Please reconcile your disclosure, as appropriate, or advise.

RESPONSE:  Amendment No. 2 has been revised to correct the typographical errors in this risk factor.  Please see page 16.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

3.
We note your response to prior comment 27.  Given that sales attributable to BT Brunei comprise a substantial portion of your revenues, please revise MD&A by discussing in detail the reasons for changes in revenues and expenses attributable to sales from BT Brunei.  By way of example, explain how you were able to generate $14.4 million in sales attributable to BT Brunei when there “were no comparable sales during the 2010 period.”

RESPONSE: The additional requested information has been added in MD&A in Amendment No. 2.  Please see page 27.

Exhibit 99.1

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 8

4.
Please refer to your response to our prior comment 33.  We note that you have concluded that you (A) are the primary obligor with regard to the products that you market, (B) have latitude in establishing the price at which the products that you market are sold, (C) are subject to the credit risk and inventory risk attributable to the products that you market, and (D) have discretion in the selection of suppliers for the products that you market.  However, it is not clear from your response how you have reached certain of those conclusions.  As such, please provide us with additional information regarding your business operations, the products and services that you provide, the significant terms of contracts with your customers, and the application of the guidance outlined in FASB 605-45 to your business model, so that we may better understand how you have determined that it is appropriate to recognize the revenue attributable to the products that you market on a “gross” basis.  In this regard, your response should address the following:

•
Why your believe that you are primary obligor for the products or services desired by your customers – including, an explanation of your responsibility for product quality, acceptability, safety, and/or loss or damage in transport;

RESPONSE: The Company is responsible for sales orders it receives from its customers and fulfillment of those orders, including the acceptance from suppliers/manufacturers of toy products ordered by the customers. Once the Company receives the customer's order, it identifies a supplier to fulfill the customer's order and places the order with the supplier. The supplier processes the order according to the Company's specification.  The Company conducts quality review inspections to ensure the product quality, acceptability, and safety in order to meet the requirements of its customer's specifications.  The Company takes full responsibility and risks for the toy products ordered from the suppliers to fill the Company’s customer’s orders. The Company will bill the customer separately and take corresponding credit risks. If no payment is made on accounts receivable from the customer, the Company is responsible for collection from the customer.

The Company pays the suppliers directly for the orders, which such amount is reflected in the Company’s cost of goods sold. Depending upon the specifics of an order, the Company may hold inventory and ships to its customers or instruct the  Company’s supplier(s) to ship directly to the Company’s customer. In those instances that the Company arranges with suppliers to ship to customers, it is done after the Company's quality inspection. All shipments, including those made by the Company or by a supplier at the instruction of the Company are on FOB shipping point terms where the customer takes the risk at warehouse for shipment to the destination.

•
What happens to products that are rejected or returned by a customer for any reason, including those reasons mentioned in the bullet point above, and, when applicable, who is responsible for the cost of replacement of the product (i.e., you or the supplier);

RESPONSE: The Company has experienced minimal product rejection as a result of deficient product quality which the Company’s attributes to its strict quality control and compliance to customer order requirements. In the event of a rejection of products or a return by a customer for any reason, the Company is responsible for the cost of replacement to its customer, but would seek  to recover cost of replacement products and related costs incurred in remedying the defective product from the supplier.

•
Whether you provide a warranty for the products that you market, the manner in which warranties claims are or would be resolved, and your responsibility for refurbishment or replacement costs, as applicable;

RESPONSE: The Company does not provide a warranty for the products it markets.  The Company has no obligation to refurbish or replace any products and it has never received a warranty claim or a customer request to refurbish or replace products it has sold to its customers.  However, as a matter of general customer goodwill, under certain circumstances the Company could be prepared to replace the defective or damaged products at its expense.  In that event, the Company would consider seeking reimbursement of some or all of the costs from the product manufacturer.

•
Whether you are or would expect to be primarily responsible for any product liability claims and or recalls attributable to the products that you market – including, any anticipated responsibility for refurbishment costs, replacement costs, and/or other losses that could be incurred;

RESPONSE: The Company is not and does not expect to be primarily responsible for any product liability claims or recalls attributable to the products it markets.  The Company has never received a claim or notice of a pending claim related to product liability or recalls.  In the event the Company was to receive notice of such a intended claim, the Company would view the product manufacturer as primarily responsible and look to the manufacturer for indemnification against the costs associated with the product liability or recall of the product.

•
Whether your policies or your suppliers’ policies govern order changes, cancellations, etc. – including, whether you are responsible for the manufacturing costs or restocking costs of inventory that has been assembled, but will not be delivered, due to an alteration or cancellation of a customer’s order;

RESPONSE: The Company’s sales policies govern orders, changes, cancellations, etc.  The Company is responsible for the manufacturing costs or restocking costs of inventory that has been assembled, but will not be delivered, due to an alteration or cancellation of a customer order.  When a customer places an order, the Company usually requires the customer to prepay 30% of the sale price as a deposit. If the customer makes changes or cancellation to the order, under the terms of its sales policies the Company has the right to use such monies to pay the supplier for changes and alterations to the toys order. If the manufacturing or restocking costs were to exceed this amount, the Company would be liable to the supplier for the shortfall.

•	The nature of the inventory (e.g., saleable toys, display models, packaging, etc.) that comprised the balances reported at September 30, 2011 and December 31, 2010;

RESPONSE: At each of September 30, 2011 and December 31, 2010, the Company’s inventory consisted of saleable toys products.

•
Whether inventory is shipped directly between the supplier and your customer, whether you take physical possession of inventory prior to shipment to you customer, and, based upon the applicable shipping terms, who bears the risk of loss (i.e., you, the supplier, or the customer) for inventory while it is being shipped between all applicable locations;

RESPONSE: The majority of the Company’s inventory is shipped directly from the supplier to the Company’s customers once the supplier has met the Company’s requirements for fulfillment of the Company’s order and the order has been inspected by the Company. For orders requiring mix-loads, which the Company means to be a diverse selection of toys ordered by it from a number of suppliers, the Company generally requests the supplier(s) deliver the toy products to the Company’s warehouse. The Company then handles the container loading and shipping to the Company’s customer from the Company's facilities.

The Company has the risk of loss between the manufacturer and the Company’s warehouse and while the inventory resides at its warehouse. The risk of loss on shipment of the products from the Company to its customer is based on FOB shipping point terms from either the supplier or its own warehouse, and thus the customer bears the risk of loss. In cases where the inventory is shipped at the Company’s instructions from the supplier's warehouse directly to the Company’s customer, the Company retains control and responsibility for ensuring that the supplier ships as specified under the Company's order with its customer.

•
How you have determined that you bear general inventory risk prior to the placement of an order by a customer – particularly, as your relatively low inventory balance at September 30, 2011, as compared to costs of sales recognized for the nine months then ended, may suggest that an insignificant amount of inventory is maintained on hand;

RESPONSE: As set forth above, the Company bears the general inventory risk once shipped from the manufacturer to the Company’s warehouse and while the inventory resides at its warehouse.  The Company’s average turn on its inventory is less than a week.

•
The role and significance of your showroom and website to your sales – including, the percentage of sales that reflects products marketed directly through these channels versus the percentage of sales that reflects products that are newly designed (i.e., with your participation) and manufactured based upon a direct interest or request of a customer;

RESPONSE: The Company’s website presents the basic information about the Company and its products. After browsing the website, potential customers generally contact the Company, frequently via email, to obtain for more details of products in which the customer is interested. The Company’s sales team then follows up the initial inquiry to provide quotes and terms through emails and phone calls with customers until sales orders are fulfilled directly with customers.

It has been the Company’s experience that when customers want to know more about the Company and its toy product line before making purchase decision, the potential customer frequently visits the Company’s showroom where the Company displays the samples of major products the Company is marketing. It has also been the Company’s experience that most of these customers place orders after the showroom visit.

The sales generated through our toy showroom visit represent approximately 70% of the Company’s revenues.  The sales of the products that are newly designed and manufactured based upon a direct interest or request of a customer represent approximately 18% of the Company’s revenues.

•
Your actual role in supplier selection – including whether the sample products displayed in your showroom are generally produced by one supplier or you, ,generally, have an exercise the ability and discretion to choose amongst multiple suppliers of the displayed products; and

RESPONSE: The Company has sole discretion over supplier section and the ability to exercise this discretion to choose among multiple suppliers.  The sample products displayed in its showroom are from a number of different manufacturers.

•	How the toys that you market are typically branded (i.e., in your name or that of the supplier).

RESPONSE: Toy products are generally branded in the name of the manufacturer. Customized toy products which are produced for the Company under its OEM procurement services are branded in accordance with the Company’s customers’ specifications.

In addition, given that it does not appear that you make physical alterations to the products manufactured by your suppliers, please tell us what consideration was given to FASB ASC 605-45-45-9.

RESPONSE: While the Company generally does not make physical alterations to products manufactured by suppliers, the Company is responsible for fulfilling its customer's order and as such is responsible to the customer for delivering to them the products requested in the order. As such, the Company is ultimately responsible to the customer for meeting their order specifications. As previously discussed, the Company also has order for mix loads of diverse toy products where the Company requires the manufacturer or supplier to send their specific requested lot to the Company’s warehouse for the Company to complete and fulfill the entire order so that it can be shipped from the Company's warehouse.

Note 14 – Concentrations and Credit Risk

(ii) Vendor Concentrations, page 14

5.
Based upon your disclosure, it appears that Universal Toys (HK) Ltd. (“Universal Toys”), a related party, provided a substantial portion of the inventory that you purchased during the nine-month period ended September 30, 2011.  In this regard, please tell us and, if appropriate, disclose in MD&A (a) why this purchase/supply relationship does not appear to have existed prior to fiscal year 2011, (b) whether you have become either a primary distributor or the primary distributor of Universal Toys’ products, (c) whether or not the increase in purchases of toys from Universal Toys corresponds with an increase in sales by Universal Toys and, if applicable, the amount of such increase to Universal Toys’ sales, and (d) the nature of any purchase/ supply arrangements between you and Universal Toys, if applicable.  In addition, as Universal Toys appears to be a related party, as noted from the disclosure regarding your “suppliers” (i.e., on page 8 of your amended From 8-K), please expand your disclosure in this footnote and/or Note 15 to identify and discuss the nature of the relationship between your company and Universal Toys.  Please refer to FASB ASC 850-10-50-1 for further guidance.

RESPONSE:  By way of background, the Company has identified Universal Toys as a related party based solely upon the disclosure requirements of Item 404(a)(1)(c) of Regulation S-K as a result of the family relationship between Mr. Lin and his brother-in-law who owns Universal Toys.  Both Mr. Lin and his brother-in-law are adults who do not share a common residence.  The Company does not have any ownership interest in, nor any ability to exercise direct or indirect control over, Universal Toys.  The Company has been advised that Universal Toys was established in 2008.  The Company’s determination to begin utilizing Universal Toys as a supplier during 2011 was based in part upon its overall strategy to expand its business through the export sales by BT Brunei as described in the response to comment 1 set forth above.  The Company was able to negotiate more favorable volume pricing with Universal Toys and, as a result, this relationship developed and expanded during 2011.  The Company does not know if it is a primary distributor or the primary distributor for Universal Toys.  While the increase in toy purchases by the Company from Universal Toys in the 2011 period must logically correspond with an increase in overall sales by Universal Toys during the period, the Company does not know if it was a proportional increase as the Company does not have access to any financial information, sales records or other confidential information for Universal Toys.   There are no purchase/supply agreements between the Company and Universal Toys, other than purchase orders which are issued by the Company to Universal Toys at the time of each order.  Under the terms of these purchase orders, which are the same as terms with other suppliers, the Company agrees to purchase various products from Universal Toys, Universal Toys fills the purchaser order in accordance with the Company’s specifications, and the Company is then obligated to pay Universal Toys upon delivery in accordance with its customary terms offered other customers.

As requested, additional disclosure has been added to Notes 11 and 14 on pages 13 and 15, respectively, of Exhibit 99.1 to Amendment No. 2.

RESPONSE: The requested additional disclosure has been added to the financial statements appears in Exhibit 99.1 to Amendment No. 2.  Please see Note 11 on page 12 and Note 14 on page 14.  Please also note the reclassification on the balance sheet and income statement in Exhibit 99.1 and the proforma income statement in Exhibit 99.2 to reflect the amounts due Universal Toys as related party obligations.

Exhibit 99.2

Pro forma Consolidated Statements of Operations, page 4

6.
We have reviewed your response to our prior comment 36, and we acknowledge that your planned reverse stock split has not yet been submitted to a vote of your shareholders.  However, based upon the preliminary proxy statement filed on Schedule 14A on January 30, 2012, it appears that your shareholders will be asked to vote on this matter on February 29, 2012.  To the extent that the planned reverse stock split is approved by your shareholders prior to the completion of our review of your filing on Form 8-K, please revise the pro forma earnings per share amounts reported on your pro forma statements of operations to give effect to this change in your capital structure.

RESPONSE:  In furtherance to Mr. Schneider’s conversation with Mr. Webb, the special meeting of stockholders initially scheduled to be held on February 29, 2012 pursuant to the preliminary proxy statement was not held and the reverse stock split has not yet been submitted to a vote of the Company’s stockholders.  The Company has been advised by the staff that, while the staff has no comments on the preliminary proxy statement and the Company will be permitted to file a definitive proxy statement and reschedule this meeting, the Company cannot proceed with such process until the staff has completed its review of the Form 8-K.  As such, the reverse stock split will not be submitted to a vote of the Company’s stockholder prior to such time and no revisions to the pro forma financial information contained in the Form 8-K to give effect to this change in capital structure will be required.

We trust the foregoing and the Form 8-K/A is fully responsive to the staff’s comments.  The Company acknowledges that:

	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wei Lin
Wei Lin
Chief Executive Officer